U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

April 30, 2020

VIA EDGAR TRANSMISSION

Ms. Elena Stojic
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:    Trust for Professional Managers (the “Trust”)
Registration Statement on Form N-14: 333-237042

Dear Ms. Stojic,

The purpose of this letter is to respond to comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on April 30, 2020 with respect to the Trust’s Registration Statement on Form N-14 (the “Proxy Statement/Prospectus”) filed with the Commission on March 10, 2020 with respect to the reorganization of the Lazard US Realty Equity Portfolio (the “Target Fund”), a series of The Lazard Funds, Inc. (“LFI”), and Terra Firma US Concentrated Realty Equity Fund (the “Acquiring Fund”), a series of the Trust (the “Reorganization”).

1.	Staff Comment: Please remove the reference to Appendix A in the Statement of Additional Information Table of Contents.

Response: The Trust undertakes to make the requested revisions.

2.	Staff Comment: Please change the pagination in the Statement of Additional Information to be sequential; remove pages beginning with “A”.

Response: The Trust undertakes to make the requested revisions.

3.	Staff Comment: Please remove the phrase “Statement of Additional Information” and the date in the Part B section above the name of the Fund.

Response: The Trust undertakes to make the requested revision.

4.	Staff Comment: Please remove the phrase “Appendix A” from the top of the Part B section above the Fund name.

Response: The Trust undertakes to make the requested revision.

* * * * * *

If you have any questions regarding the enclosed, please do not hesitate to contact Jay Fitton at (513) 629-8104.

Very truly yours,

/s/ John P. Buckel

John P. Buckel
President and Principal Executive Officer Trust for Professional Managers

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